Exhibit 12.1

Zayo Group, LLC

Ratio of Earnings to Fixed Charges

(dollars in million)

	For the Year ended June 30,
	2015	2014	2013	2012	2011
Calculation of Earnings
(Loss)/Earnings Before Income Taxes	$(163.8)	$(136.8)	$(163.7)	$23.7	$7.6
Fixed Charges	229.7	214.8	213.4	56.5	38.2

(Loss)/Earnings Before Income Taxes and Fixed Charges	$65.9	$78.0	$49.7	$80.2	$45.8

Calculation of Fixed Charges
Interest Expense	214.0	203.5	202.5	50.7	33.4
Interest Factor in Rental Expense (1)	15.7	11.3	10.9	5.7	4.8

Total Fixed Charges	$229.7	$214.8	$213.4	$56.4	$38.2

Ratio of Earnings to Fixed Charges	—	—	—	1.42	1.20
Deficiency	$(163.8)	$(136.8)	$(163.7)	n/a	n/a

(1)	The portion of total rental expense that represents the interest factor is estimated to be 12.5 percent.